Market Linked Securities With Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Product Summary Supplement dated March 29, 2021 to the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-253421

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-253421

GS Finance Corp. Medium-Term Notes, Series F guaranteed by The Goldman Sachs Group, Inc.

Market Linked Securities

Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

The securities are unsecured notes issued by GS Finance Corp. and guaranteed by The Goldman Sachs

Group, Inc.

The accompanying prospectus and the accompanying prospectus supplement, each as may be amended from time to time, that form a part of Registration Statement No. 333-253421 and this product summary supplement describe some of the terms that may apply generally to the securities, including any securities you purchase. A separate prospectus supplement or pricing supplement, which we refer to as the applicable prospectus supplement or pricing supplement, and, if specified in the applicable prospectus supplement or pricing supplement, a separate underlier supplement, which we refer to as the applicable underlier supplement, will describe terms that apply specifically to your securities, including any changes to the general terms contained herein.

If the terms described in the applicable prospectus supplement or pricing supplement are inconsistent with those described herein, the terms described in the applicable prospectus supplement or pricing supplement are controlling.

This material does not constitute terms of the securities. Instead, the securities will have the terms specified in the prospectus dated March 22, 2021, the prospectus supplement dated March 22, 2021 and the applicable underlier supplement, if any, as supplemented or superseded by the applicable prospectus supplement or pricing supplement.

Your investment in the securities involves certain risks. See “General risks and investment considerations” beginning on page S-6 as well as the risks and considerations described in the applicable prospectus supplement or pricing supplement, the applicable underlier supplement, if any, the accompanying prospectus supplement and the accompanying prospectus to read about investment risks relating to the securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this product summary supplement, the applicable prospectus supplement or pricing supplement, the applicable underlier supplement, if any, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC	Wells Fargo Securities

Market Linked Securities With Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Product Summary Supplement dated March 29, 2021.

GS Finance Corp. may use this product summary supplement in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this product summary supplement in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this product summary supplement is being used in a market-making transaction.

Wells Fargo Advisors (“WFA”) is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

About This Product Summary Supplement

This product summary supplement constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents:

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The material included in this product summary supplement was prepared by Wells Fargo Securities, LLC and will be distributed to investors in connection with the offering of the securities described in the applicable prospectus supplement or pricing supplement. References in this product summary supplement to a pricing supplement are to the applicable prospectus supplement or pricing supplement. This material does not constitute terms of the securities. Instead, the securities will have the terms specified in the prospectus dated March 22, 2021, the prospectus supplement dated March 22, 2021 and the applicable underlier supplement, if any, as supplemented or superseded by the applicable prospectus supplement or pricing supplement.

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure.

MARKET LINKED SECURITIES WITH LEVERAGED UPSIDE PARTICIPATION TO A CAP AND FIXED PERCENTAGE BUFFERED DOWNSIDE ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION.

Market Linked Securities with Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside have complex features and are not appropriate for all investors. Before deciding to make an investment, you should read and understand the applicable preliminary pricing supplement and other related offering documents provided by the applicable issuer.

Market Linked Securities with Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Market Linked Securities with Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside ("these Market Linked Securities") allow you to participate in the performance of a market measure, such as an index of equity securities, an exchange-traded fund, or a basket of indexes or exchange-traded funds. In contrast to a direct investment, these Market Linked Securities provide a buffer against a moderate decline in the market measure and the potential to achieve a higher return in certain market scenarios, subject to a maximum return. However, if the market measure declines in value by more than the buffer, you could incur a substantial loss on your investment. The buffer and potential for a higher return apply at maturity only and, if the issuer defaults on its payment obligations, you could lose your entire investment.

These Market Linked Securities are unsecured debt obligations of the issuer. You will have no ability to pursue the underlying market measure or any assets included in the underlying market measure for payment.

The charts in this section do not reflect forgone dividend payments

Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, as the graph indicates, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $120 each, the return on the investment (excluding any dividend payments) would be $20 per share, or 20%. Similarly, if you sold the shares after the price decreased to $80 (i.e., a decline of 20%), this would result in a 20% investment loss (excluding dividends).

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Market Linked Securities with Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside payoff

These Market Linked Securities offer a return at maturity that is based on the performance of a specified market measure, as measured from a specified starting level to the closing level of the market measure on a calculation day shortly before maturity (the ending level).

To understand how these Market Linked Securities would perform under varying market conditions, consider the following hypothetical terms:

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Participation rate: 125%. A participation rate determines how much of the appreciation of the underlying market measure (if any) will be reflected in the payment at maturity on these Market Linked Securities, subject to the maximum return described below. A participation rate of 125% means that if the market measure appreciates from its starting level to its ending level, the investor will receive a total return at maturity equal to 125% of that appreciation, subject to the maximum return described below. For example, if the market measure appreciates by 8%, the investor will receive a total return at maturity of 10% (which is 125% of 8%).

•

Maximum return: 20%. A maximum return effectively sets a ceiling above which the investor will not participate in further appreciation of the market measure. A maximum return of 20% means that the investor will not receive a positive return of more than 20% of the original offering price of these Market Linked Securities at maturity even if the market measure appreciates by more than 20%. This results in a maximum payment at maturity of 120% of the original offering price. Note that the maximum return effectively reduces the participation rate in scenarios where the participation rate multiplied by the appreciation of the market measure would exceed the maximum return.

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Buffer: 10%. A buffer offers a measure of downside market risk reduction at maturity as compared to a direct investment in the market measure. A 10% fixed buffer means that an investor will be repaid the original offering price at maturity if the market measure declines by 10% or less from the starting level to the ending level – in other words, if the ending level is greater than or equal to a threshold level that is equal to 90% of the starting level. However, if the market measure declines by more than 10%, so that the ending level is less than the threshold level, the investor will incur a loss equal to the percentage decline of the market measure in excess of 10%. For example, if the market measure declines by 25%, the percentage decline of 25% will exceed the 10% buffer by 15% and the investor will incur a 15% loss at maturity.

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This hypothetical Market Linked Security could potentially allow you to outperform the underlying market measure if the ending level of the market measure has declined from the starting level or has increased from the starting level by less than 20%. Note that because the value of the market measure does not incorporate dividends paid on the market measure, the return on these Market Linked Securities does not compensate you for dividends paid on the market measure. All payments on the securities are subject to the ability of the issuer to make such payments to you when they are due, and you will have no ability to pursue the market measure or any assets included in the market measure for payment. If the issuer defaults on its payment obligations, you could lose your entire investment.

The diagram below illustrates how the cash payment on the stated maturity date for this hypothetical Market Linked Security will be calculated. The diagram below assumes an original offering price of $1,000 per security.

Determining payment at maturity

Estimated value of Market Linked Securities with Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

The original offering price of these Market Linked Securities will include certain costs that are borne by you. Because of these costs, the estimated value of these Market Linked Securities on the pricing date will be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. See “General risks and investment considerations” herein and the applicable pricing supplement for more information.

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The issuer will disclose the estimated value of these Market Linked Securities in the applicable pricing supplement. The estimated value of these Market Linked Securities will be determined by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the security, which combination consists of a non-interest bearing, fixed-income bond, and one or more derivative instruments underlying the economic terms of the security. You should read the applicable pricing supplement for more information about the estimated value of these Market Linked Securities and how it is determined.

Which investments are right for you?

It is important to read and understand the applicable preliminary pricing supplement and other related offering documents, and consider several factors before making an investment decision.

An investment in these Market Linked Securities may help you modify your portfolio’s risk-return profile to more closely reflect your market views. However, at maturity, you may incur a loss on your investment, and you may sacrifice some return opportunities with a maximum return and forgo interest payments and dividend payments.

These Market Linked Securities are not appropriate for all investors, but may be appropriate for investors aiming to:

•	Supplement their existing investments with new return profiles
•	Add a layer of partial protection against losses at maturity
•	Obtain exposure to a market measure with a different risk/return profile than a direct investment in that market measure

You can find a discussion of risks and investment considerations on the next page and in the preliminary pricing supplement and other related offering documents for these Market Linked Securities. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether these Market Linked Securities are right for you.

•	Are you comfortable with the potential loss of a significant portion of your initial investment as a result of a percentage decline of the market measure that exceeds the buffer?
•	What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?
•	Does protection against moderate market declines take precedence for you over uncapped returns, dividend payments, or fixed returns?
•	What is your outlook on the market?
•	What is your sensitivity to the tax treatment for your investments?
•	Are you dependent on your investments for current income?
•	Are you willing to accept the credit risk of the applicable issuer in order to obtain the exposure to the market measure that these Market Linked Securities provide?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate, given your financial situation, investment goals, and risk profile.

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General risks and investment considerations

Investments in these Market Linked Securities are not appropriate for all investors. They involve a variety of risks and may be linked to a variety of different market measures. Each of these Market Linked Securities and each market measure will have its own unique set of risks and investment considerations. Before you invest in these Market Linked Securities, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks and investment considerations applicable to these Market Linked Securities:

•

Principal and performance risk. These Market Linked Securities are not structured to repay your full principal amount on the stated maturity date. As a result, depending on the performance of the market measure, the payment you receive at maturity may be less than the original offering price of these Market Linked Securities and you may incur a substantial loss on your investment.

•

Limited upside. These Market Linked Securities are subject to a maximum return, which will limit your return potential. Because of the maximum return, the return you receive at maturity on these Market Linked Securities may be lower than the return you could have achieved on a direct investment in the market measure. Furthermore, the effect of the participation rate will be progressively reduced for all ending levels exceeding the ending level at which the maximum return is reached.

•

Liquidity risk. These Market Linked Securities are not appropriate for investors who may have liquidity needs prior to maturity. These Market Linked Securities are not listed on any securities exchange and are generally illiquid instruments. Neither Wells Fargo Securities nor any other person is required to maintain a secondary market for these Market Linked Securities. Accordingly, you may be unable to sell your Market Linked Securities prior to their maturity date. If you choose to sell your Market Linked Securities prior to maturity, assuming a buyer is available, you may receive less in sale proceeds than the original offering price.

•

Market value uncertain. These Market Linked Securities are not appropriate for investors who need their investments to maintain a stable value during their term. The value of your Market Linked Securities prior to maturity will be affected by numerous factors, such as performance, volatility, and dividend rate of the market measure; interest rates; the time remaining to maturity; the correlation among basket components, if applicable; and the applicable issuer’s creditworthiness. Wells Fargo Securities anticipates that the value of these Market Linked Securities will always be at a discount to the original offering price plus the maximum return.

•

Costs to investors. The original offering price of these Market Linked Securities will include certain costs that are borne by you. These costs will adversely affect the economic terms of these Market Linked Securities and will cause their estimated value on the pricing date to be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. These costs will adversely affect any secondary market price for these Market Linked Securities, which may be further reduced by a bid-offer spread. As a result, unless market conditions and other relevant factors change significantly in your favor following the pricing date, any secondary market price for these Market Linked Securities is likely to be less than the original offering price.

•

Credit risk. Any investment in these Market Linked Securities is subject to the ability of the applicable issuer to make payments to you when they are due, and you will have no ability to pursue the market measure or any assets included in the market measure for payment. If the issuer defaults on its payment obligations, you could lose your entire investment. In addition, the actual or perceived creditworthiness of the issuer may affect the value of these Market Linked Securities prior to maturity.

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No periodic interest or dividend payments. These Market Linked Securities do not typically provide periodic interest. These Market Linked Securities linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

•

Estimated value considerations. The estimated value of these Market Linked Securities that will be disclosed in the applicable pricing supplement will be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities. The estimated value will be based on the issuer’s or the underwriter’s proprietary pricing models and assumptions and certain inputs that may be determined by the issuer or underwriter in its discretion. Because other dealers may have different views on these inputs, the estimated value that is disclosed in the applicable pricing supplement may be higher, and perhaps materially higher, than the estimated value that would be determined by other dealers in the market. Moreover, you should understand that the estimated value that is disclosed in the applicable pricing supplement will not be an indication of the price, if any, at which Wells Fargo Securities or any other person may be willing to buy the securities from you at any time after issuance.

•

Conflicts of interest. Potential conflicts of interest may exist between you and the applicable issuer and/or Wells Fargo Securities. For example, the applicable issuer, Wells Fargo Securities or one of their respective affiliates may engage in business with companies whose securities are included in a market measure, or may publish research on such companies or a market measure. In addition, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may be the calculation agent for the purposes of making important determinations that affect the payments on these Market Linked Securities. Finally, the estimated value of these Market Linked Securities may be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities.

•

Effect of trading and other transactions. Trading and other transactions by the applicable issuer, Wells Fargo Securities, or one of their respective affiliates could affect the underlying market measure or the value of these Market Linked Securities.

•

Index risk. If the market measure is an index, or an ETF that tracks an index, your return on these Market Linked Securities may be adversely affected by changes that the index publisher may make to the manner in which the index is constituted or calculated. Furthermore, if the index represents foreign securities markets, you should understand that foreign securities markets tend to be less liquid and more volatile than U.S. markets and that there is generally less information available about foreign companies than about companies that file reports with the U.S. Securities and Exchange Commission. Moreover, if the index represents emerging foreign securities markets, these Market Linked Securities will be subject to the heightened political and economic risks associated with emerging markets.

•

ETF risk. If the market measure is an exchange-traded fund (ETF), it may underperform the index it is designed to track as a result of costs and fees of the ETF and differences between the constituents of the index and the actual assets held by the ETF. In addition, an investment in these Market Linked Securities linked to an ETF involves risks related to the index underlying the ETF, as discussed in the previous risk consideration. If the index includes foreign securities, these Market Linked Securities will be subject to currency exchange rate risk, as the value of the ETF will be adversely affected if the currencies in which the foreign securities trade depreciate against the U.S. dollar.

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Basket risk. If the market measure is a basket, the performance of the basket components may offset each other. Any appreciation of one or more basket components may be moderated, or wholly offset, or more than offset, by depreciation of one or more other basket components.

•

Tax considerations. The tax consequences of an investment in these Market Linked Securities are uncertain. You should review carefully the relevant preliminary pricing supplement and other related offering documents and consult your tax advisors regarding the application of the U.S. Federal income tax laws to your particular circumstances, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

•

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Always read the preliminary pricing supplement and other related offering documents.

These Market Linked Securities are offered with the applicable preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about these Market Linked Securities and what structures are currently available for investment, contact your financial advisor who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, Wells Fargo Institutional Securities, LLC, a member of FINRA, NFA, and SIPC, and Wells Fargo Bank, N.A.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

© 2021 Wells Fargo Securities. All rights reserved. MC-6159 (11/16)

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